Ratio of Earnings to Fixed Charges and Preferred Dividends

	Nine months ended
	September 30		Years Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
Net Income	29,050	34,094	43,123	46,152	42,836	39,898	32,197
Int on Deposits	30,288	43,753	57,311	42,707	21,690	9,395	8,189
Int on Borrowings and Long-term Debt	28,579	35,249	48,737	55,838	40,006	27,175	22,527
Int Exp embedded in rental Expense on long-term leases	1,182	1,033	1,420	733	684	676	585
Total Fixed charges, including int on deposits	60,049	80,035	107,468	99,278	62,380	37,246	31,301
Total fixed charges, excluding int on deposits	29,761	36,282	50,157	56,571	40,690	27,851	23,112

Ratio of Earnings to Fixed Charges and Preferred Dividends
Including int on deposits	1.48	1.43	1.40	1.46	1.69	2.07	2.03
Including int on deposits	1.98	1.94	1.86	1.82	2.05	2.43	2.39